EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
BASIC EARNINGS (LOSS) PER COMMON SHARE:

Net Income (Loss)	$ 2,649,000	$ 1,361,000	$ (308,000)

Weighted-average common shares outstanding	7,338,000	7,332,000	7,321,000

Basic Earnings (Loss) Per Common Share	$ 0.36	$ 0.19	$ (0.04)

DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Net Income (Loss)	$ 2,649,000	$ 1,361,000	$ (308,000)

Weighted-average common shares outstanding	7,338,000	7,332,000	7,321,000
Dilutive Effect of Restricted Stock	32,000	--	--
Common shares issuable in respect to
Options issued to employees
with a dilutive effect	21,000	5,000	--
Total common shares assuming full dilution	7,391,000	7,337,000	7,321,000

Diluted Earnings (Loss) Per Common Share	$ 0.36	$ 0.19	$ (0.04)

Basic earnings (loss) per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during each year. Diluted earnings (loss) per common share includes the effect of all dilutive stock options except in 2001 because to do so would be antidilutive.